U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

[x] Form 10-KSB   [ ] Form 20F   [ ] Form 11-K   [ ] Form 10-QSB  [ ] Form N-SAR

                       For the year Ended December 28,2001

CUSIP NUMBER:
                           -----------
COMMISSION FILE NUMBER     001-14753
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     [ ] Transition Report on Form 10-KSB
     [ ] Transition Report on Form 20-F
     [ ] Transition Report on Form 11-K
     [ ] Transition Report on Form 10-Q
     [ ] Transition Report on Form N-SAR

For the Transition Period Ended

          Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

          If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

                         PART I - REGISTRANT INFORMATION

Full Name of Registrant:

International Smart Sourcing, Inc.
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Former Name if applicable:

China B2B Sourcing.Com, Inc.
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Address of Principal Executive Office:

320 Broad Hollow Road, Farmingdale, New York 11735
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                       PART II - RULES 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25(b) [Section 23,047], the following should be completed.

(Check box if appropriate)

     [x] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without reasonable effort or expense;

     [x] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date.

     [ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                       PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

The registrant cannot file its Form 10-KSB within the prescribed time period because of pending additional financial information necessary for finalizing its financial statements that will be included in the registrants Form 10-KSB.


                   PART IV - OTHER INFORMATION

     (1)   Name and address of person to contact in regard to this notification:

            Arther Myers                    631                293-4650
               (Name)                    (Area Code)       (Telephone Number)


     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed? If the answer is no, identify report(s). [x] Yes [ ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
[x] Yes [ ] No

          If  so,  attach  an  explanation  of  the  anticipated   change,  both
narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made. See Attached.

It is estimated, that losses for the current year end will be appoximately $1,300,000 as compared to $3,900,000 for the prior year.

                       International Smart Sourcing, Inc.
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: 03/27/02                      By:/s/ Arther Myers
     ---------------                      -------------------------------
                                          Arther Myers
                                          Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION
   Intentional misstatements or omissions of fact constitute Federal Criminal
                        Violations (See 18 U.S.C. 1001)

                              GENERAL INSTRUCTIONS

     1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.
     2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.
     3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.
     4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.